Filed by Goldcorp Inc.
Pursuant to Rule 165 and Rule 425 under
the United States Securities Act of 1933, as amended

Subject Company: Wheaton River Minerals Ltd.
Commission File No. 333-121725
Date: February 8, 2005

     The following slides have been added to the Powerpoint slide presentation of Goldcorp Inc. entitled “Goldcorp + Wheaton — the Superior Alternative”, dated January 25, 2005. The presentation was filed as Exhibit (a)(4)(H) to Amendment No. 3 to the Schedule TO filed by Goldcorp Inc. and Goldcorp Acquisition ULC on January 25, 2005 and as Exhibit 4.45 to Amendment No. 2 to Goldcorp Inc.’s registration statement on Form F-10 filed on January 25, 2005.

Why Wheaton? Superior Value Creation Accretion/(Dilution) to Goldcorp Shareholders: CFPS Source: Company Models and BMO Nesbitt Burns Research Note: Includes break fee paid for termination of Wheaton transaction -10% -5% 0% 5% 10% 15% 20% 25% 30% Accretion/(Dilution) to CFPS 2005E Wheaton Glamis The Wheaton transaction is immediately and highly accretive to cash flow The Glamis proposal is consistently less accretive to cash flow 2006E Wheaton Glamis 2007E Wheaton Glamis
Why Wheaton? Superior Value Creation Accretion/(Dilution) to Goldcorp Shareholders: EPS Source: Company Models and BMO Nesbitt Burns Research Note: Includes break fee paid for termination of Wheaton transaction. Amortization of purchase price discrepancy on production ounce basis, see Appendix C for more information -120% -100% -80% -60% -40% -20% 0% 20% 40% 60% Accretion/(Dilution) to EPS The Wheaton transaction is immediately accretive to earnings The Glamis transaction is highly dilutive to earnings 2005E Wheaton Glamis 2006E Wheaton Glamis 2007E Wheaton Glamis

Why Wheaton? Superior Value Creation Accretion/(Dilution) to Goldcorp Shareholders: NAVPS Source: Company Models and BMO Nesbitt Burns Research Note: Includes break fee paid for termination of Wheaton transaction and $0.50 special dividend per share paid to Goldcorp shareholders. 0% 2% 4% 6% 8% 10% 12% Accretion/(Dilution) to NAVPS Glamis Wheaton -2% Wheaton is more accretive to NAVPS
Strong Financial Position - Liquid Assets Source: Company Reports Note: Wheaton pro forma Silver Wheaton transaction that closed on Oct. 15, 2004. Silver Wheaton securities valued at current market. Goldcorp includes market value of gold bullion and marketable securities (1) Goldcorp's liquid asset is adjusted for $95 million ($0.50 per share) of special dividend payment. Liquid Assets (Net Debt) (1)Sept. 30/04 ($ mm) New Goldcorp $729 Meridian Kinross Centerra IAMGold Glamis Agnico $225 $206 $131 $-23 $22 $82

Takeover bid Each Wheaton River share will be exchanged for 0.25 of a Goldcorp Share and each Goldcorp shareholder will be entitled to $0.50 per share special dividend Wheaton River's options and warrants will be exercisable to purchase Goldcorp shares on the same exchange ratio basis Key Conditions If the combination does not occur as a result of one party accepting a superior proposal or Goldcorp shareholders not approving the issuance of Goldcorp shares, a termination fee of $35 million will be payable to the other February 14, 2005 at 5:00 pm (Vancouver time) Bid Expiry Date Transaction Structure Consideration Board Support Termination Provisions Each party has the right to proceed with a superior proposal Proceeding with a Superior Proposal Appendix A: Transaction Summary Minimum number of shares tendered is 66 2/3% of common shares outstanding Approval of the issuance of Goldcorp shares as transaction consideration by holders of a majority of Goldcorp shares at the shareholder meeting on February 10, 2005 The Boards of Goldcorp and Wheaton River have voted in favor of the combination Goldcorp has the right to match a superior proposal
Appendix C: Comparative Creation of Annual Mine Depletion Without adjusting for the revised Glamis bid exchange ratio, Glamis' proposal creates significant annual depletion charges that depress pro forma EPS for the next 15 years, primarily due to the comparatively low book values of Goldcorp Transaction Consideration $3,370 $2,368 Book Value of Equity 540 736 Goodwill 1,984 1,462 Writeup of Assets 1,146 209 Annual Mine Depletion (1) 75 27 G-GLG G-WRM Writeup of Assets (US$ in millions) Source: Goldcorp and Glamis takeover circular 1. Annualized 9 month purchase price discrepancy as per circulars Incremental Annual Depletion/Oz ($/oz) $209 $1,146 0 200 400 600 800 1,000 1,200 $1,400 G-GLG G-WRM ($ mm) $40 $220 0 50 100 150 200 250 $300 G-GLG G-WRM Incremental Annual Depletion/Oz. 220 40

This document is neither an offer to purchase securities nor a solicitation of an offer to sell securities. Goldcorp has filed the following documents with Canadian securities regulatory authorities in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a take-over bid circular and (2) a notice of special meeting of Goldcorp shareholders and management information circular. Goldcorp has filed the following documents with the United States Securities and Exchange Commission in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a registration statement and prospectus and (2) a tender offer statement (which includes as an exhibit the notice of special meeting of Goldcorp shareholders and management information circular). Wheaton River has filed a directors’ circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with respect to Goldcorp’s offer. Glamis Gold Ltd. has filed a take over bid circular with Canadian securities regulatory authorities in connection with its offer to purchase all of the outstanding common shares of Goldcorp. Glamis has filed the following documents with the United States Securities and Exchange Commission in connection with its offer to purchase all of the outstanding common shares of Goldcorp: (1) a registration statement and prospectus and (2) tender offer statement. Goldcorp has filed a directors’ circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with respect to Glamis’ offer. Wheaton River investors and shareholders are strongly advised to read the Goldcorp registration statement and prospectus, the Goldcorp tender offer statement and the Wheaton River solicitation/recommendation statement, as well as any amendments and supplements thereto, because they contain important information. Goldcorp investors and shareholders are strongly advised to read the Goldcorp notice of special meeting of Goldcorp shareholders and management information circular (which is included as an exhibit to Goldcorp’s tender offer statement) and the Goldcorp solicitation/recommendation statement, as well as any amendments and supplements thereto, because they contain important information. Investors and shareholders may obtain a free copies the documents described above at www.sedar.com or from the Securities and Exchange Commission’s website at www.sec.gov. Free copies of the following documents can also be obtained by directing a request to Goldcorp at the address referred to below: (1) the Goldcorp take-over bid circular, (2) the related letter of transmittal, (3) the Goldcorp notice of special meeting of Goldcorp shareholders and management information circular, (4) the Goldcorp registration statement and prospectus, (5) the Goldcorp tender offer statement, (6) the Goldcorp directors’ circular, (7) the Wheaton River directors’ circular and (8) certain other documents.

For further information, please contact:

Goldcorp Inc.:

Ian Ball
Investor Relations
Goldcorp Inc.

145 King Street West
Suite 2700
Toronto, Ontario
M5H 1J8
Telephone: (416) 865-0326
Fax: (416) 361-5741
e-mail: info@goldcorp.com
website: www.goldcorp.com